[Letterhead of Barnes & Thornburg LLP]

July 3, 2013

Pamela Long

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	CECO Environmental Corp
Registration Statement on Form S-4
Filed May 23, 2013
File No. 333-188797

Dear Ms. Long:

On behalf of CECO Environmental Corp. (“CECO” or the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter dated June 19, 2013, with respect to the filing referenced above. We have included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, CECO, Met-Pro Corporation (“Met-Pro”), Jefferies LLC (“Jefferies”) and William Blair & Company, L.L.C. (“William Blair”) regarding the Staff’s comments relating to the filings referenced above. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

With this letter, CECO is filing Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-4 (the “Registration Statement”). We are providing supplementally to the Staff four copies of a version of Amendment No. 1 that have been marked by the financial printer to show the changes to the Registration Statement that was filed on May 23, 2013. All page references in the responses set forth below are to the pages of Amendment No. 1 that have been marked by the financial printers. All capitalized terms not herein defined have the meanings ascribed to them in Amendment No. 1.

Registration Statement on Form S-4

General

1.	Please supplementally provide us with copies of all board books and other materials prepared by Jefferies and William Blair that were shared with the CECO board and Met-Pro board and their representatives.

Ms. Pamela Long

July 3, 2013

Response: In response to the Staff’s comment, the presentation materials prepared by Jefferies and shared with CECO’s Board of Directors are being provided to the Staff under separate cover by Greenberg Traurig LLP, counsel for Jefferies, on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act and Rule 12b-4 of the Exchange Act. CECO has been advised by Jefferies that, in accordance with such Rules, by separate letter, such counsel for Jefferies has requested that these materials be returned promptly following completion of the Staff’s review thereof and has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83. CECO has been further advised by Met-Pro that the presentation materials prepared by William Blair and shared with the Met-Pro Board of Directors are being provided to the Staff under separate cover by McDermott Will & Emery, counsel for William Blair, on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act and Rule 12b-4 of the Exchange Act. Met-Pro has been advised by William Blair that, in accordance with such Rules, it has requested that these materials be returned promptly following completion of the Staff’s review thereof, and that by separate letter, counsel for William Blair also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

2.	We note that the parties exchanged projected financial information in connection with the fairness opinions. Please disclose all material financial projections that the parties exchanged, and supplementally provide us with all financial projections and forecasts that Jefferies and William Blair used in preparing the analyses relating to their fairness opinions.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 78, 79, and 80 of Amendment No. 1 has been revised to disclose the material financial projections that the parties exchanged.

As requested, CECO has caused to be submitted supplementally to the Staff under separate cover copies of all financial projections and forecasts used by Jefferies and William Blair in preparing their respective analyses related to their fairness opinions. Each of these submissions has been made together with a request that the submitted materials be kept confidential by the Commission in accordance with Rule 83 of the Rules of Practice of the Commission and pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act.

CECO and Met-Pro respectfully advise the Staff that the projection summaries disclosed on pages 78, 79, and 80 of Amendment No. 1 consist of those financial projections and forecasts that each of CECO and Met-Pro, after consultation with their respective financial advisors, considered to be material to the analyses underlying those fairness opinions, and which CECO and Met-Pro deem material.

Ms. Pamela Long

July 3, 2013

3.	It appears that the Met-Pro shareholders will not elect the type of Merger consideration to be received at the same time as the vote on the Merger Agreement. Please advise us of your consideration of the applicability of the tender offer rules to the cash election. Please refer to Release No. 34-14699 (April 24, 1978).

Response: As described in the Registration Statement, CECO and Met-Pro are parties to an agreement and plan of merger dated as of April 21, 2013 (the “Merger Agreement”) pursuant to which CECO has agreed to acquire Met-Pro. The Merger Agreement provides for a business combination in which (i) a wholly-owned subsidiary of CECO will merge with and into Met-Pro (the “First Merger”), and (ii) Met-Pro will merge with and into a separate wholly-owned subsidiary of CECO (the “Second Merger” and together with the First Merger, the “Mergers”). As a result of the Mergers, the separate corporate existence of Met-Pro will cease, and the wholly-owned subsidiary of CECO will continue as the surviving entity and a wholly-owned subsidiary of CECO.

As set forth in Section 2.2(b) of the Merger Agreement, the deadline for electing the type of merger consideration to be received by Met-Pro shareholders is 5:00 p.m., Eastern time, on the date that is three business days immediately preceding the closing date of the First Merger, or such other date as the parties to the Merger Agreement may mutually agree. We respectfully advise the Staff that the parties to the Merger Agreement, pursuant to Section 2.2(b) of the Merger Agreement, have mutually agreed to change the election deadline such that elections must be received by the exchange agent by 5:00 p.m., Eastern time, on the last business day preceding the date of the Met-Pro special meeting. See pages 2, 7, 24, 88 and 103 of Amendment No. 1.

The parties to the Merger Agreement also currently expect that that the Mergers will close within one week of the special meeting if the required approvals of Met-Pro shareholders and CECO stockholders are obtained.

Please note that the disclosure on page 8 of the Registration Statement as filed on May 23, 2013 incorrectly stated that the form of election and other appropriate and customary transmittal materials will be mailed promptly after adoption by the Met-Pro shareholders of the Merger Agreement and approval of the First Merger and other transactions contemplated thereby. Such disclosure should have stated that the election form will be mailed promptly following the mailing of the proxy materials. In addition, as stated above, the parties have determined that the election form will be due prior to the Met-Pro special meeting. Therefore, this disclosure has been revised to note that the form of election and other appropriate and customary transmittal materials will be mailed to Met-Pro shareholders within five business days of the mailing of the effective Registration Statement. Also, Met-Pro shareholders of record will have a minimum of fourteen business days after the date of mailing of the form of election to elect the type of merger consideration they wish to receive.

CECO notes that in Exchange Act Release No. 14699 (April 24, 1978) (the “Release”) the Staff indicated that it would not take the position that a tender offer was involved where a cash option feature comported with “Situation B” described therein and the stockholder’s election to receive cash or securities occurs during the same time period

Ms. Pamela Long

July 3, 2013

that the stockholder votes on the merger proposal. We respectfully submit that, because cash elections must now be exercised prior to the Met-Pro special meeting, this transaction is similar to the “safe harbor” fact pattern of the Release, and that the application of Sections 14(d) and 14(e) and the rules and regulations promulgated thereunder to the election process described above would be unwarranted and would produce undesirable results.

The Staff concluded that a tender offer was not involved in the fact pattern set forth in the Release because, in part, the stockholder’s election to receive cash or securities of the acquiring company was part of the stockholder’s investment decision whether to vote for or against the merger proposal. While the Met-Pro shareholders may not be making an election at the same time as they vote on the First Merger, they will be considering the election and allocation procedures as part of their investment decision to vote for or against the adoption of the Merger Agreement and approval of the First Merger. In addition, as noted above, the shareholders will not be making elections following the vote on the merger. Any risks involved in the election and allocation procedures will have been disclosed to the Met-Pro shareholders in the effective Registration Statement sent to them in connection with the Met-Pro special meeting. Met-Pro shareholders will, in effect, have considered such risks when they vote on the adoption of the Merger Agreement and approval of the First Merger.

Even if the election deadline for Met-Pro shareholders were to extend until after the Met-Pro special meeting, we believe that, under the principles in the Release, the application of Sections 14(d) and 14(e) and the rules and regulations promulgated thereunder to the election process described above would still be unwarranted. In numerous instances the Commission has permitted the election process to be conducted after the stockholder vote on the related merger without requiring compliance with the tender offer rules. See, e.g., Dauphin Deposit Corp. (available February 7, 1983); Fidelcor, Inc. (available June 27, 1983); United Bank Corp. (available August 2, 1981); Kansas Power and Light Co. (available February 13, 1991); Entergy Corp. (available November 13, 1992).

We believe that it is unnecessary to apply the disclosure requirements of the tender offer rules to the Merger Agreement election process and that such application may, in fact, be counterproductive. Any concern as to disclosure should be fully met by CECO’s and Met-Pro’s continuing disclosure obligations under the Securities Exchange Act of 1934 (the “Exchange Act”). Met-Pro shareholders of record at the record date set for the Met-Pro special meeting will receive the proxy statement/prospectus, which will be kept current through the effective date of the Mergers by the incorporation by reference of the Exchange Act filings of both CECO and Met-Pro. Superimposing the less stringent disclosure requirements of the Williams Act by requiring that a Schedule TO be filed and that “tender offer materials” be disseminated after the Met-Pro special meeting will not enhance the disclosure and may result in unnecessary confusion for shareholders who will not understand the reason for a “tender offer” intervening between the time of the Met-Pro shareholders’ vote on the Merger Agreement and the effective date of the Merger.

Ms. Pamela Long

July 3, 2013

4.	We note your disclosure on page 9 that the form of election that will be sent promptly after adoption by Met-Pro shareholders of the Merger Agreement and approval of the transactions thereby. Please clarify what you mean by “promptly after.”

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 2, 3, 7 and 8 of Amendment No. 1 has been revised to reflect that (i) the deadline for electing cash or stock consideration in the First Merger is 5:00 p.m., Eastern time, on the last business day preceding the date of the Met-Pro special meeting, (ii) election forms will be mailed within five business days of mailing of the effective Registration Statement to Met-Pro shareholders, and (iii) Met-Pro shareholders will have at least fourteen business days after the date of mailing of the effective Registration Statement to make their election.

Cover page

5.	Please disclose the number of shares to be issued in the First Merger. If this is impracticable, please disclose the percentage of shares of CECO that Met-Pro shareholders will own upon completion of the Merger.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on the cover page of Amendment No. 1 has been revised.

Questions and Answers about the Special Meetings, pages 1 and 10; Summary, page 14

6.	Please avoid repeating information in the Q&As and the Summary. These sections should fulfill distinct purposes. Currently, we note disclosure on the following items in both sections:

•	What Met-Pro shareholders will receive in the Merger;

•	Tax consequences of the Merger; and

•	Record dates, quorum requirements and votes required for the Mergers.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement in the Met-Pro Q&A section and the Summary section of Amendment No. 1 has been revised. What the Met-Pro shareholders will receive in the Mergers is included in both sections as we viewed it as material to both sections, however, the information in the Q&A section has been reduced.

Ms. Pamela Long

July 3, 2013

Summary, page 10

7.	We your disclosure on page 41 that under CECO’s initial proposal of a merger of equals, CECO would have six representatives and Met-Pro would have three representatives on the board of the combined company. We also note that your 425 communications indicate that Mr. De Hont, CEO of Met-Pro and Mr. Murphy, CFO of Met-Pro will join the Company as COO and CFO. Please add a section discussing the composition of the board of directors and management after the closing of the Mergers, as required by Item 18(a)(7) of Form S-4. Please also refer to Rule 438 and provide the appropriate consents of the directors you have selected, or tell us when and how you propose to update your filing to include this information.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 16, 83 and 84 of Amendment No. 1 has been revised. We respectfully advise the Staff that there are no arrangements or understandings to elect another director following the closing of the Mergers. We respectfully submit that because no person not signatory to the Registration Statement is named as about to become a director, no such consents pursuant to Rule 438 are required, and are therefore not included as exhibits to Amendment No. 1.

8.	Please briefly describe the terms of the Second Merger and your reasons for it. Please also clarify that shareholders will not have an opportunity to vote on the Second Merger.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 16, 83 and 100 of Amendment No. 1 has been revised.

9.	Please include a section that addresses whether any federal or state regulatory requirements must be complied with or approval must be obtained, and if so, the status of such compliance or approval. Please see Item 3(i) of Form S-4. In this regard, we also note disclosures that each company’s board of directors considered as a potentially negative factor concerning the Mergers the “regulatory risks” associated with the Mergers and combining the two companies. Please consider whether risk factor disclosure of regulatory matters would also be appropriate.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 16 and 83 of Amendment No. 1 has been revised to include this information. We respectfully advise the Staff that no material governmental or regulatory approval is required for the completion of the Mergers, other than compliance with the applicable corporate law of the Commonwealth of Pennsylvania and the State of Delaware, and because of this, a risk factor disclosure of regulatory matters would be inappropriate.

Ms. Pamela Long

July 3, 2013

10.	Since shareholders will vote on the transaction prior to making their election or knowing what the value of any CECO shares they receive in the Merger will be, under an appropriate subheading, please disclose the time period anticipated between the vote and closing.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 16 and 83 of Amendment No. 1 has been revised. In addition, as noted in our response to Comment 3, we respectfully advise the Staff that the parties to the Merger Agreement have changed the election deadline such that elections must be received by the exchange agent by 5:00 p.m., Eastern time, on the last business day preceding the date of the Met-Pro special meeting.

The Companies, page 14

11.	Please disclose that Met-Pro is a Pennsylvania corporation.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 13 and 41 of Amendment No. 1 has been revised.

What Met-Pro Shareholders Will Receive in the Merger, page 15

12.	Please clarify, here and on page 75, that Met-Pro does not have any right to terminate the transaction if the CECO share price falls below $10.17, such that Met-Pro shareholders could receive CECO shares valued at less than $13.75 per Met-Pro Share. Please also clarify whether in this case, the vote of Met-Pro shareholders would be resolicited.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 15 and 85 of Amendment No. 1 has been revised.

13.	Please provide an example of the number of CECO shares to be issued on a Met-Pro per-share basis using the trading price of CECO common stock as of the latest practicable date. Also provide illustrative disclosure, in tabular format or using another clear presentation, showing the price of CECO common stock at the top and bottom of the collar as well as a reasonable range of prices of CECO’s common stock, and the respective exchange ratios and values of the CECO common stock that the Met-Pro shareholders would receive on a per-Met-Pro share basis in each case. In this regard, please consider the volatility in the market price of CECO’s common stock, including, for example, that it appears to have traded consistently and sometimes significantly below $10.17 per share prior to January 2013. Lastly, please disclose that the actual value of the consideration and number of shares to be issued may differ from the example as of the latest practicable date, given that the actual value and number of shares will not be determined until immediately preceding the closing.

Ms. Pamela Long

July 3, 2013

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 15, 84 and 85 of Amendment No. 1 has been revised.

How and when do Met-Pro shareholders make a cash election or a stock election?, page 3

14.	Please disclose the minimum number of business days that Met-Pro shareholders will have from the time that you mail the election form to make their election, both here and under “Election Deadline” on page 77.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 2 and 88 of Amendment No. 1 has been revised.

Opinion of Financial Advisor to Met-Pro; Opinion of Financial Advisor to CECO, page 17

15.	Please disclose the fees paid or payable to each financial advisor, and the fact that most of the payment is contingent upon the closing of the transactions.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 18 and 19 of Amendment No. 1 has been revised.

Comparison of Rights of Common Shareholders of Met-Pro…of CECO, page 18

16.	Please revise this section to include a brief summary comparing the rights of the holders of common stock of Met-Pro and CECO.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 19 and 20 of Amendment No. 1 has been revised.

Risk Factors, page 21

17.	We note your disclosure on page 53 that Met-Pro did not solicit proposals from other bidders and that Met-Pro did not have contact with any potential buyers other CECO. Please revise your risk factors section to include this risk.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 26 of Amendment No. 1 has been revised.

18.	Please include a risk factor regarding the ability to finalize and consummate the financing arrangements contemplated by the Commitment Letter.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 28 and 29 of Amendment No. 1 has been revised.

Ms. Pamela Long

July 3, 2013

The Mergers may not be accretive and may cause dilution to the combined company’s earnings per share . . . , page 25

19.	This risk factor appears to discuss two risks: that the Mergers will not be accretive, and that the issuance of additional CECO shares may cause the market price of CECO common stock to decline. Please describe these risks under separate subheadings.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 28 of Amendment No. 1 has been revised.

20.	In the risk factor discussing the possibility that the Mergers may not be accretive and synergies may not be realized to the extent CECO expects, please disclose the expected amount of accretion and synergies, both here and in the section entitled “CECO’s Reasons for the Mergers” on page 63.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 28 and 69 of Amendment No. 1 has been revised.

Certain Directors and Executive Officers of Met-Pro may have potential conflicts of interest . . . , page 26

21.	Please clarify here and in the section entitled “Treatment of Equity Awards” on page 73, that unlike other Met-Pro shareholders who may elect to receive cash in the Merger, the officers and directors holding Equity Awards will not be subject to proration of their cash consideration in the event that cash is oversubscribed in the Merger.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 29 and 81 of Amendment No. 1 has been revised.

Selected Historical Consolidated Financial Information of CECO Environmental Corp., page 29

22.	Please revise your tables on pages 29 and 30 and elsewhere throughout your filing as necessary to clarify what each company includes in the line item titled “long-term obligations”. For example, it appears that CECO’s presentation for the year ended December 31, 2012 includes all non-current liabilities whereas Met-Pro’s presentation for the year ended January 31, 2013 includes only the non-current portion of debt and excludes other non-current liabilities such as accrued pension liabilities and deferred income tax liabilities.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 33, 34 and 35 of Amendment No. 1 has been revised.

Ms. Pamela Long

July 3, 2013

Selected Historical Consolidated Financial Information of Met-Pro Corporation, page 30

23.	Please revise to include unaudited information for the three month periods ended April 30, 2013 and 2012. Please refer to Instruction 4 to Item 301 of Regulation S-K and Item 3 of Form S-4.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 34 of Amendment No. 1 has been revised.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 31

24.	Pro forma balance sheet information should only be presented as of the most recent balance sheet date. Please remove here and elsewhere throughout the filing the pro forma balance sheet data as of December 31, 2012. Similarly remove the pro forma book value per share information as of December 31, 2012 from page 33. Refer to Rule 11-02(c)(1) of Regulation S-X.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 35 and 37 of Amendment No. 1 has been revised.

The Mergers, page 39

General

25.	Please include a separate section here and in the summary detailing the interest of the CECO directors and executive officers in the Mergers. Please consider whether a risk factor regarding potential conflicts of interest of the CECO directors and executive officers in the Mergers is appropriate.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 19, 29 and 82 of Amendment No. 1 has been revised.

Background of the Mergers, page 39

26.	Please briefly explain why Met-Pro determined not to pursue a strategic transaction with CECO in 2010 following their preliminary discussions and execution of the mutual Confidentiality Agreement the parties had entered into at that time.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 43 and 44 of Amendment No. 1 has been revised.

27.	Please describe the discussions relating to the inclusion of a standstill provision. Please briefly disclose why CECO was willing to be subject to the standstill provision in 2012, but not in 2010.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 44 of Amendment No. 1 has been revised.

Ms. Pamela Long

July 3, 2013

28.	Please disclose whether there were any ongoing material discussions between August 30, 2010 and November 5, 2010 and the nature of such discussions.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 44 of Amendment No. 1 has been revised.

29.	Please briefly discuss the analysis of Met-Pro’s strategic alternatives that William Blair presented at the November 5, 2010 board meeting. Tell us supplementally whether the analysis is related in any way to the current transaction.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 43 and 44 of Amendment No. 1 has been revised. The analysis of Met-Pro’s strategic alternatives that William Blair presented to the Met-Pro board of directors on November 5, 2010 is not related to the current transaction. Although the November 5, 2010 analysis examined similar alternatives as the October 16, 2012 and December 20, 2012 analyses, the 2010 analysis was more general in nature and not done against a backdrop of Met-Pro having received an indication of interest from CECO, as was the case of the December 20, 2012 analysis. Rather, CECO’s and Met-Pro’s 2010 discussions as to a potential business combination were high-level and preliminary in nature, the parties had only entered into a confidentiality agreement, and no indication of interest was presented by either company. Further, both Met-Pro’s and CECO’s businesses, as well as the economic market in which they operated, were considerably different from 2010 to 2012, making it difficult to compare the 2010 and 2012 analyses.

30.	We note that in August 2012, the Met-Pro board determined that before it could consider a transaction with CECO, it should evaluate its strategic alternatives. Please discuss what consideration the Met-Pro board gave to alternatives to the CECO transaction, including remaining a standalone company or transactions with other companies in the industry. In particular, please discuss the strategic alternatives discussed at the board of directors meetings held on October 16, 2012, December 20, 2012 and January 10, 2013. Please discuss the board’s conclusion about those alternatives, and also explain why Met-Pro did not contact any other potential bidders or buyers, as disclosed on page 53. In this regard, we note your disclosure on page 51 that the Met-Pro board did not believe it likely that other buyers would be willing to acquire Met-Pro at a price in excess of $13.75. However, the discussions of strategic alternatives appear to have occurred and been discontinued before CECO signed the indication of interest with a purchase price of $13.75 on March 5.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 45, 46 and 48 of Amendment No. 1 has been revised.

Ms. Pamela Long

July 3, 2013

31.	In your disclosure in the last paragraph beginning on page 39, please elaborate on the aspects of CECO’s “improved financial position, increased market capitalization and improved financial merits” that led the CECO board to reconsider a transaction with Met-Pro in March 2012.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 44 of Amendment No. 1 has been revised.

32.	Please expand your discussion to explain why CECO determined ultimately to offer both cash and stock as opposed to using only stock as initially proposed in November 2012.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 46 of Amendment No. 1 has been revised.

33.	Please discuss the merits of the business combination as discussed by the parties at the November 27, 2012 meeting.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 45 of Amendment No. 1 has been revised.

34.	We note that the parties discussed expected synergies at meetings on January 29, 2013 and February 7, 2013 and February 8, 2013. Please elaborate on the nature of these synergies, and quantify them if possible.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 50 of Amendment No. 1 has been revised.

Met-Pro’s Reasons for the Mergers and Recommendation Board of Directors, page 50

35.	Disclosure on page 45 regarding the January 29, 2013 meeting between representatives of Met-Pro and CECO states that the parties discussed potential business synergies, and that more information about the synergies appears in “Met-Pro’s Reasons for the Mergers and Recommendation of the Met-Pro Board of Directors” beginning on page 50. However, we did not locate a discussion of synergies as a reason for Met-Pro’s participation in the Mergers in that section. Please revise the section beginning on page 50 to describe and quantify, where possible, the synergies contemplated by Met-Pro’s board of directors in approving the Merger and recommending it to Met-Pro shareholders.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 58 of Amendment No. 1 has been revised.

36.	We note your disclosure that you did not have contact with any potential buyers other than CECO. In this section, as well as in the “Background” section as requested above, please explain the basis of the Met-Pro’s board’s belief that it was unlikely that any other financial or strategic buyers would acquire Met-Pro at a price in excess of $13.75.

Ms. Pamela Long

July 3, 2013

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 56 and 57 of Amendment No. 1 has been revised.

37.	We note that Met-Pro cites the fairness opinion of William Blair as a factor supporting its belief that the transaction is in the best interest of its shareholders. In this context, please explain what consideration the Met-Pro board gave to the fact that William Blair assumed that the Mergers would qualify as a tax-free transaction, as disclosed on page 55. The current disclosure regarding tax consequences states that it is not clear whether the Mergers will qualify as reorganization, and we note that delivery of tax opinions is not a condition to closing the Mergers.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 56 of Amendment No. 1 has been revised.

38.	Please address what consideration, if any, the Met-Pro board gave to the fact that the Merger Agreement does not provide termination or walk-away rights to Met-Pro in the event that CECO’s common stock is valued at less than $10.17 at the time of the Merger, resulting in Met-Pro shareholders receiving CECO common stock valued at less than the negotiated consideration of $13.75 per Met-Pro share.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 58 of Amendment No. 1 has been revised.

Opinion of Financial Advisor to Met-Pro, page 53

General

39.	Please revise your disclosure on page 63 to provide a narrative and quantitative description of the fees William Blair and its affiliates received, or are to receive, for services provided to Met-Pro or its affiliates in the past two years. See Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 68 of Amendment No. 1 has been revised.

CECO’s Reasons for the Mergers, page 63

40.

We note that CECO cites the fairness opinion of Jeffries as a factor supporting its belief that the transaction is in the best interest of its stockholders. In this context, please explain what consideration the CECO board gave to the fact that Jeffries was advised that Mergers will constitute an integrated plan that will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, or, if the Mergers do not qualify as a reorganization, that the Merger and the Second Step Merger will be treated as

Ms. Pamela Long

July 3, 2013

separate transactions for federal income tax purposes, as disclosed on page 66. The current disclosure regarding tax consequences states that it is not clear whether the Mergers will qualify as reorganization, and we note that delivery of tax opinions is not a condition to closing the Mergers.

Response: In response to the Staff’s comment, this disclosure has been revised to clarify that the CECO board so advised Jefferies because, even if the Mergers do not qualify as a reorganization under Section 368(a) of the Code and, as a result, the First Merger and the Second Merger are treated as separate transactions for federal income tax purposes, the material tax implications to CECO and Met-Pro (as opposed to Met-Pro shareholders) should be the same as if the Mergers did qualify as a reorganization. In other words, because the material tax implications to CECO (as opposed to Met-Pro shareholders) should be the same in either scenario, the CECO board gave little consideration to the fact that Jefferies was so advised. See page 69 of Amendment No. 1.

Selected Comparable Company Analysis, page 68

Selected Comparable Transactions Analysis, page 70

41.	We note that Jeffries performed a Selected Comparable Company Analysis and a Selected Comparable Transactions Analysis. Please revise to provide the following information:

•	Disclose the methodology and criteria used in selecting these companies and transactions;

•	Disclose whether any companies meeting this criteria were excluded from the analysis and the reasons for doing so; and

•	Disclose the size of each transaction or a range of the sizes of all transactions in the Selected Precedent Transactions Analysis.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 74 and 75 of Amendment No. 1 has been revised.

Interests of Met-Pro Directors and Executive Officers in the Mergers, page 73

42.	Please quantify in the aggregate the benefits that the Met-Pro directors and executive officers will receive as a result of their interests. Please also quantify these amounts in your related risk factor on page 26 and in the Summary on page 17. Please also disclose which, if any, directors or executive officers will join the merged company.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 19, 29, 30 and 81 of Amendment No. 1 has been revised.

Ms. Pamela Long

July 3, 2013

Treatment of Met-Pro Equity Awards, page 76

43.	Please revise this section to disclose the number and value of the outstanding Met-Pro Options and Met-Pro RSUs that will become fully vested at the Effective Time.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 87 of Amendment No. 1 has been revised.

Election Deadline, page 77

44.	Please clarify, if true, that the CECO and Met-Pro will announce the anticipated election deadline at least two days before such deadline.

Response: We advise the Staff that CECO and Met-Pro will announce the anticipated election deadline at least five business days before the election form deadline. Such disclosure is on pages 2, 24, 88 and 103 of Amendment No. 1.

Material United States Federal Income Tax Consequences, page 83

45.	We note that you discuss tax consequences to Met-Pro Shareholders “if the Mergers qualify as a reorganization”. Please provide a more definitive statement as to whether the Mergers qualify as a reorganization. We note your discussion of the continuity of interest requirement and why application of the signing date rule implies some uncertainty about whether the value of the CECO common stock issued in the First Merger will represent at least 40% of the value of the total consideration received by Met-Pro shareholders. However, if you believe it is reasonable to assume that the 40% test for the continuity of interest requirement will be met, we will not object if you condition this disclosure on this assumption.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 17, 94, 95 and 96 of Amendment No. 1 have been revised to include a more definitive statement that the Mergers, taken together, will qualify as a reorganization, assuming, among other requirements, that the 40% “continuity of interest” test will be met. We believe this to be a reasonable assumption.

46.

As noted elsewhere, a tax opinion should be filed where a representation as to tax consequences is set forth in the filing and the tax consequences are material to investors. Therefore, please have counsel file tax opinions prior to effectiveness. Consistent with the comment above, we will not object if counsel assumes that the 40% test for the continuity of interest requirement will be met, provided that the assumption is adequately described and provided that counsel believes the assumption is reasonable. However, it is not appropriate for counsel to assume the

Ms. Pamela Long

July 3, 2013

tax consequence in issue. Therefore, counsel should not assume that the Merger qualifies as a reorganization under Section 368(a) of the Code. Lastly, please note that if counsel files a short form opinion, the disclosure in the prospectus should state that the discussion of tax consequences constitutes counsel’s opinion.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 94-99 of Amendment No. 1 under the heading “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES” have been revised to state that the discussion of tax consequences constitutes the opinion of each of CECO’s and Met-Pro’s respective tax counsel. We have also included as Exhibits 8.1 and 8.2 short form opinions from each of CECO’s and Met-Pro’s respective tax counsel as to the tax consequences of the Mergers. Consistent with our response to Item 45 above, these tax opinions assume that the 40% “continuity of interest” test will be met. We believe this to be a reasonable assumption at this time.

47.	Disclosure on page 66 regarding CECO’s advice to Jeffries about the tax consequences of the transaction states that CECO advised that the Mergers will constitute an “integrated plan that will qualify . . . as a reorganization . . . or, if the Mergers do not qualify as a reorganization, that the First Merger and the Second Merger will be treated as separate transactions for federal income tax purposes.” Please tell us, with a view toward disclosure, what the significance of this distinction is in terms of the tax treatment of the transaction to the parties and shareholders.

Response: In accordance with administrative advice published by the IRS, a reverse triangular merger followed by a merger of the target of the acquisition (and survivor of the reverse merger) into the parent of the merged corporation (the corporation not surviving the merger), where the two transactions are treated as integrated steps of a single plan of acquisition, is viewed, for Federal income tax purposes, as a (single-step) merger of the target into the acquiring (parent) corporation; and, as such, the qualification of the steps (taken as a whole) for reorganization treatment under the Code is based on compliance with the criteria for direct mergers of target corporations into acquiring corporations. Those criteria include what is generally considered a more relaxed requirement for satisfaction of the general continuity of interest requirement in corporate reorganizations. If such more relaxed standards (in terms of the allowable mix of stock and cash consideration) cannot be met, based in part on the fair market value of the CECO stock at the effective time of the transaction and the underlying business terms of the Merger Agreement, the Merger Agreement sets forth the parties’ intention that the First Merger and the Second Merger will be treated as separate (that is, not “integrated”) steps for tax purposes. Under such circumstances, the First Merger, whereby Met-Pro becomes a wholly-owned subsidiary of CECO, should be treated as a taxable stock acquisition, with the Second Merger being treated as a tax-free merger of a wholly-owned corporate subsidiary into its parent corporation, rather than a series of transactions that would result in a taxable asset sale by the target of the acquisition, followed by a deemed distribution, in a second taxable event (this one to the shareholders of the target), of the consideration received in exchange for the assets of the target in what would be the functional equivalent of a liquidation of the target corporation.

Ms. Pamela Long

July 3, 2013

Consistent with the response to Item 40 above, the significance of this distinction to CECO, the CECO board and CECO stockholders is minimal, since the material tax consequences of the transaction to CECO and Met-Pro (as opposed to Met-Pro’s shareholders) should be the same in either scenario.

The Merger Agreement, page 89

48.	Please note your disclosure on page 94 that the information concerning the subject matter of representations and warranties in the Merger Agreement may change and may or may not be reflected in the public disclosures of Met-Pro and CECO. Please revise this statement to remove the implication that material information that is related to the disclosures in your Merger Agreement and proxy statement/prospectus might not be conveyed to investors.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 105 of Amendment No. 1 has been revised.

49.	We note that the representations and warranties of CECO and Met-Pro are qualified by disclosure schedules. Please provide us supplementally with a list that briefly identifies the contents of the disclosure schedules. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

Response: We are providing supplementally with this response a list of the disclosure schedules. In response to the Staff’s comment, an agreement to furnish the Staff with a copy of any omitted schedule upon request has been included in the exhibit index to Amendment No. 1.

Qualification as Reorganization for U.S. Federal Income Tax Purposes, page 105

50.	We note your disclosure that obtaining the tax opinions of tax counsel is not a condition to the parties’ agreement to consummate the Merger. Please clarify whether and how you will notify shareholders if counsel is unable to issue an opinion that the transaction is a reorganization. Also clarify whether shareholders will have an opportunity to change their cash or stock election at that time, and whether you will resolicit the vote following such notification, notwithstanding the fact that delivery of the opinions is not a condition to closing.

Ms. Pamela Long

July 3, 2013

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 17, 25 and 95 of Amendment No. 1 has been revised to state that CECO will make a public announcement on or soon after the Effective Time of the First Merger whether the tax opinions have been delivered. We have also revised the disclosure to state that neither CECO nor Met-Pro will resolicit stockholder or shareholder votes, nor reopen the merger consideration election period, in the event that the Mergers do not qualify as a reorganization under Section 368(a) of the Code. Lastly, we have revised the disclosure to emphasize that there is a risk that the anticipated tax treatment of the Mergers to Met-Pro shareholders may adversely change following the election deadline and the date of the Met-Pro special meeting.

Conditions of Merger, page 108

51.	Please disclose explicitly which, if any, conditions have been satisfied, and state, if true, that any and all conditions are waivable. Also discuss the circumstances, if any, under which you would resolicit the vote upon waiver of any of the conditions.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 121 of Amendment No. 1 has been revised to include this information.

52.	If a material condition were to be waived, disclose the minimum number of full business days in advance of the meeting you would notify those voting of the waiver, and explain how they would be notified. Also disclose the date after which you would not waive any material conditions.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 121 of Amendment No. 1 has been revised to include this information.

Ms. Pamela Long

July 3, 2013

Unaudited Pro Forma Condensed Combined Financial Statements, page 119

Unaudited Pro Forma Condensed Combined Balance Sheet, page 121

53.	Please disclose the number of CECO shares authorized, issued and outstanding on both a historical and pro forma basis.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 133 of Amendment No. 1 has been revised.

54.	We note that the historical Met-Pro columns of your March 31, 2013 pro forma balance sheet and income statement represent information as of and for the period ended January 31, 2013. Based on the results presented in Met-Pro’s Form 10-Q for the period ended April 30, 2013, it appears that there have been material changes in some of Met-Pro’s balance sheet and income statement line items since January 31, 2013. As such, please update these columns in both your March 31, 2013 pro forma balance sheet and income statement to provide historical information for Met-Pro as of and for the period ended April 30, 2013.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 133 of Amendment No. 1 has been revised.

Unaudited Pro Forma Condensed Combined Statement of Income, pages 122 and 123

55.	Please revise footnote 1 to clarify the historical financial statement periods represented by the “Historical Aarding” column. We note that the closing date for this acquisition was February 28, 2013 and therefore it appears that Aarding’s results for the month of March 2013 may be included in your “Historical CECO” column on page 123.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 135 of Amendment No. 1 has been revised.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 124

4. Pro Forma Adjustments, page 126

56.	Please revise your discussion of adjustment B to more fully explain how you calculated the number of CECO common shares that would be issued based on the midpoint of the collar. In light of CECO’s current share price, please also tell us and disclose your basis for using the midpoint of the collar. Since the transaction is structured in such a manner that significantly different results may occur, additional pro forma information should be provided which gives effect to the range of possible results. Refer to Rule 11-02(b)(8) of Regulation S-X.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 138 of Amendment No. 1 has been revised.

Ms. Pamela Long

July 3, 2013

57.	Please revise your discussion of adjustment G to explain how you determined the tax rate you used to recognize the deferred tax liability.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 139 of Amendment No. 1 has been revised.

58.	Please revise to more fully describe the overall terms of the contingent consideration agreements and the assumptions used in determining the amount of the adjustments described in adjustments J and K for the year ended December 31, 2012 and the period ended March 31, 2013. Please also consider whether pro forma information should be provided which gives effect to the range of possible results pursuant to Rule 11-02(b)(8) of Regulation S-X.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 139 of Amendment No. 1 has been revised. CECO considered whether pro forma information should be provided to give effect to the range of possible results pursuant to Rule 11-02(b)(8) of Regulation S-X, however because CECO expects the EBITDA targets, as defined in the SPA, will be achieved, CECO determined that such disclosure is not needed.

59.	Please disclose how you computed the amounts of adjustments M and O as applied to the Aarding acquisition.

Response: With regard to adjustment M as applied to the Aarding acquisition, the estimated amount of foregone interest was computed based on an estimated 0.25% yield, resulting in foregone interest income of $62,000 on $24,607,000 of cash paid for the acquisition. The assumed yield of 0.25% was selected based on average available short-term interest rates for cash accounts during such period.

Adjustment O has been revised to reflect that such adjustment does not apply to the Aarding acquisition.

In addition, in response to the Staff’s comment, the disclosure in the Registration Statement on pages 135 and 140 of Amendment No. 1 has been revised.

60.	Please revise to clarify the nature of the acquisition expenses eliminated as part of adjustment Q and how you determined they were direct, incremental costs related to the acquisitions.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 140 of Amendment No. 1 has been revised. The acquisition expenses eliminated as part of adjustment Q include legal, investment banking, accounting, and other transaction-related expenses associated with the Mergers and recorded by CECO and Met-Pro. These expenses were determined to be direct, incremental costs related to the acquisitions based on actual amounts billed for these services, which were procured solely for the purpose of completing the acquisition.

Ms. Pamela Long

July 3, 2013

Item 21. Exhibits and Financial Statement Schedules, page II-2

61.	Please include the Voting Agreement and Lock-Up Agreement as exhibits to your Form S-4.

Response: In response to the Staff’s comment, the Voting Agreement and Lock-Up Agreement have been included as Exhibits 10.1 and 10.2, respectively, to Amendment No. 1. We have also updated the exhibit index in response to the Staff’s comments.

62.	We note that your 425 communications indicate that Mr. De Hont, CEO of Met-Pro and Mr. Murphy, CFO of Met-Pro will join the Company as COO and CFO. Please disclose whether these individuals have entered into employment agreements with the company and the terms of those agreements. Please include such agreements as Exhibits to your Form S-4.

Response: We respectfully advise the Staff that Messrs. De Hont and Murphy have not entered into employment agreements with CECO, and therefore no such agreements have been included as exhibits to Amendment No. 1.

63.	We note that tax opinions have not been filed and are not referenced in the exhibit list. We urge you to file the opinions as soon as possible to ensure that the staff has sufficient time to review them prior to your desired effectiveness date.

Response: In response to the Staff’s comment, tax opinions of Barnes & Thornburg LLP and Fox Rothschild LLP have been included as Exhibits 8.1 and 8.2, respectively, to Amendment No. 1. We have also updated the exhibit index in response to the Staff’s comment.

Exhibits 99.1 and 99.2

64.	Please ensure that the proxy card is marked is “preliminary” until the time that you file a definitive proxy statement. See Rule 14a-6(b).

Response: In response to the Staff’s comment, the proxy cards in Exhibits 99.1 and 99.2 have been marked as “preliminary.”

Ms. Pamela Long

July 3, 2013

CECO Environmental Form 10-K for the Year Ended December 31, 2012

Audited Financial Statements, page F-1

2. Financial Instruments, page F-16

65.	Please show us how you will revise your future filings both here and in MD&A to describe any restrictions on the availability and/or use of cash held overseas.

Response: Future filings will include language similar to the following:

We had cash and cash equivalents of $23.0 million at December 31, 2012, of which $5.6 million was held outside of the United States, principally in China. Substantially all of the amounts held outside of the United States are intended to be indefinitely reinvested in foreign operations. Our current plans do not anticipate that we will need funds generated from foreign operations to fund our domestic operations. In the event funds from foreign operations are needed in the United States, any repatriation could result in the accrual and payment of additional U.S. income tax.

CECO Environmental Form 10-Q for the Period Ended March 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Backlog, page 21

66.	Please show us how you will revise future filings to quantify the portion of increased backlog attributable to recent acquisitions.

Response: Future filings will include language similar to the following:

Our backlog consists of the amount of revenue we expect from complete performance of uncompleted, signed, firm fixed price contracts that have not been completed for products and services we expect to substantially deliver within the next 12 months. Our backlog as of March 31, 2013, was $75.8 million compared to $59.5 million as of December 31, 2012. The increase in backlog at March 31, 2013, was primarily a result of the acquisition of Aarding, which represents approximately $13.1 million of our backlog at March 31, 2013. There can be no assurances that backlog will be replicated, increased or translated into higher revenues in the future. The success of our business depends on a multitude of factors related to our backlog and the orders secured during the subsequent periods. Certain contracts are highly dependent on the work of contractors and other subcontractors participating in a project, over which we have no or limited control, and their performance on such project could have an adverse effect on the profitability of our contracts. Delays resulting from these contractors and subcontractors, changes in the scope of the project, weather, and labor availability also can have an effect on a contract’s profitability.

Ms. Pamela Long

July 3, 2013

Met-Pro Corporation Form 10-K for the Year Ended January 31, 2013

Item 9A. Controls and Procedures, page 60

(a) Disclosure Controls and Procedures, page 60

67.	Please amend your filing to include management’s conclusions regarding the effectiveness of your disclosure controls and procedures as of January 31, 2013. Please refer to Item 307 of Regulation S-K. In doing so, please also ensure that you include currently dated certifications that refer to the Form 10-K/A.

Response: In response to the Staff’s comment, Met-Pro filed a Form 10-K/A that is responsive to the comment on July 1, 2013.

We are pleased to answer any questions you may have and we will make every reasonable effort to obtain any additional information you may require.

Regards,

BARNES & THORNBURG LLP

/s/ Kathryn A. Erickson

Kathryn A. Erickson

cc:	Asia Timmons-Pierce
Rufus Decker
Lisa Etheredge
Securities and Exchange Commission

Jeffrey Lang
Benton Cook
CECO Environmental Corp.

Raymond De Hont
Neal Murphy
Met-Pro Corporation

Leslie Weiss
Barnes & Thornburg LLP

Jeffrey Nicholas
Vincent Vietti
Fox Rothschild LLP